Exhibit 99.3

Algonquin Power & Utilities Corp. Announces Election of Board of Directors

OAKVILLE, ON, April 30, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that all the nominees listed in its Management Information Circular dated March 18, 2013 were elected as directors of APUC, until the next annual meeting of shareholders. The detailed results of the vote are filed on SEDAR and also set out below.

On a vote by ballot, each of the following six nominees proposed by management was elected as a director of APUC:

Nominee	Votes For	% For	Votes Withheld	% Withheld

Christopher Ball	105,673,570	99.05	1,009,183	0.95
Christopher Huskilson	79,172,372	74.24	27,474,381	25.76
Christopher Jarratt	88,721,561	83.19	17,925,192	16.81
Kenneth Moore	104,202,246	97.71	2,444,507	2.29
Ian Robertson	90,245,457	84.62	16,401,296	15.38
George Steeves	102,167,503	95.80	4,479,250	4.20

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 13:38e 30-APR-13